UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MERUS N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N5749R 100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment  containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed”  for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R 100		Schedule 13G

1	Names of Reporting Persons Novartis Bioventures Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 931,422

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 931,422

9	Aggregate Amount Beneficially Owned by Each Reporting Person 931,422

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.8%

12	Type of Reporting Person CO (Corporation)

CUSIP No. N5749R 100		Schedule 13G

1	Names of Reporting Persons Novartis AG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 931,422

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 931,422

9	Aggregate Amount Beneficially Owned by Each Reporting Person 931,422

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 4.8%

12	Type of Reporting Person CO (Corporation)

CUSIP No. N5749R 100	Schedule 13G

Item 1.
	(a)	Name of Issuer: Merus N.V. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: Padualaan 8 (postvak 133), 3584 CH Utrecht, the Netherlands

Item 2.
(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Novartis Bioventures Ltd.

Novartis AG

	(b)	Address or Principal Business Office: The addresss of the principal business offices of each of Novartis Bioventures Ltd. and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.
	(c)	Citizenship of each Reporting Person is: Novartis Bioventures Ltd. and Novartis AG are organized under the laws of Switzerland.
	(d)	Title of Class of Securities: Common Shares with a nominal value of €0.09 (“Common Shares”).
	(e)	CUSIP Number: N5749R 100

Item 3.
Not applicable.

CUSIP No. N5749R 100	Schedule 13G

Item 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of the date of this filing, based upon 19,409,607 Common Shares reported by the Issuer as outstanding as of September 30, 2017.

					Sole	Shared
					power to	power to
			Sole	Shared	dispose or	dispose or
			power	power to	to direct	to direct
	Amount		to vote or	vote or	the	the
	beneficially	Percent	to direct	to direct	disposition	disposition
Reporting Person	owned	of class:	the vote:	the vote:	of:	of:
Novartis Bioventures Ltd.	931,422	4.8%	0	931,422	0	931,422
Novartis AG	931,422	4.8%	0	931,422	0	931,422

Novartis Bioventures Ltd. is the record owner of 931,422 Common Shares of the Issuer. As the indirect parent of Novartis Bioventures, Ltd., Novartis AG may be deemed to share beneficial ownership of these securities.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. N5749R 100	Schedule 13G

Item 10.            Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2018

Novartis Bioventures Ltd.

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Secretary of the Board

/s/ Stephan Sandmeier
Name: Stephan Sandmeier
Title: Authorized Signatory

Novartis AG

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title:Authorized Signatory

/s/ Stephan Sandmeier
Name: Stephan Sandmeier
Title: Authorized Signatory

CUSIP No. N5749R 100	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement